June 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kim McManus

Re:	Four Springs Capital Trust
Registration Statement on Form S-11
Filed May 24, 2017, as amended, (File No. 333-218205)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Four Springs Capital Trust (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-11 (No. 333-218205) of Four Springs Capital Trust (the “Company”), as filed with the Securities and Exchange Commission (the “Commission”) on May 24, 2017, as amended by Pre-Effective Amendment No. 1 thereto, as filed with the Commission on June 7, 2017, Pre-Effective Amendment No. 2 thereto, as filed with the Commission on June 13, 2017 and Pre-Effective Amendment No. 3 thereto, as filed with the Commission on June 16, 2017 (as so amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 2:00 p.m., eastern time, on June 22, 2017, or as soon thereafter as is practicable. By separate letter, the underwriters of the offering to which the Registration Statement relates join in this request for acceleration.

In connection with this request, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Duane Morris LLP, by calling Nanette C. Heidi at (212) 692-1003. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Nanette C. Heidi, of Duane Morris LLP, by email to ncheidi@duanemorris.com.

Please feel free to direct any questions or comments concerning this request to Nanette C. Heide, Esq. of Duane Morris LLP at (212) 692-1003.

FOUR SPRINGS CAPITAL TRUST

By:	/s/ William P. Dioguardi
	Name:	William P. Dioguardi
	Title:	Chief Executive Officer